================================================================================


                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                    FORM 11-K

   [X]             ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
                     THE SECURITIES AND EXCHANGE ACT OF 1934


     For the Fiscal Year                                     Commission
   Ended December 31, 2001                              File Number 000-23709
   -----------------------                              ---------------------


                                DOUBLECLICK INC.

                                   401(k) PLAN
                                 (Name of Plan)

                             -----------------------




                                DOUBLECLICK INC.
                        450 WEST 33RD STREET, 16TH FLOOR
                            NEW YORK, NEW YORK 10001
                                 (212) 683-0001

             (Name of Issuer of Securities held pursuant to Plan and
                   address of its principal executive office.)

================================================================================

DoubleClick Inc. 401(k) Plan
Index to Financial Statements and Supplemental Schedules
December 31, 2001 and 2000


                                                                            Page

Report of Independent Accountants                                             1

Financial Statements:

     Statements of Net Assets Available for Benefits
       As of December 31, 2001 and 2000                                       2

     Statement of Changes in Net Assets Available for Benefits
       For the year ended December 31, 2001                                   3

     Notes to Financial Statements                                           4-8

Supplemental Schedules:*

     Schedule I - Schedule H - Item 4i - Schedule of Assets (Held at
       End of Year) As of December 31, 2001                                   9

     Schedule II - Schedule of Nonexempt Transactions
       For the year ended December 31, 2001                                  10

*Other schedules required by 29 CFR 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

                        Report of Independent Accountants

To the Participants and Administrator of the DoubleClick Inc. 401(k) Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the DoubleClick Inc. 401(k) Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and the significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held at End of Year as of December 31, 2001 and Nonexempt Transactions for the year ended December 31, 2001 are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

The supplemental Schedule H, line 4i - Schedule of Assets (Held at End of Year) that accompanies the Plan's financial statements does not disclose the historical cost of certain nonparticipant directed plan assets held by the Plan trustee. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Security Act of 1974.

/s/ PricewaterhouseCoopers LLP
-----------------------------

PricewaterhouseCoopers LLP
New York, New York
June 25, 2002

DoubleClick Inc. 401(k) Plan
Statements of Net Assets Available for Benefits
As of December 31, 2001 and 2000


Assets                                                             2001                      2000
Investments, at fair value:
     Mutual funds                                           $12,422,064               $10,161,743
     DoubleClick Inc. common stock                            4,900,098                 1,690,569
     Money market funds                                       1,490,842                 1,758,059
     Participant loans                                          133,782                   125,546
                                                            -----------               -----------
         Total investments                                   18,946,786                13,735,917

Receivables:
     Employer contributions                                      56,740                    85,500
     Employee contributions                                     142,840                   259,955
                                                            -----------               -----------
         Total receivables                                      199,580                   345,455
                                                            -----------               -----------
         Net assets available for benefits                  $19,146,366               $14,081,372
                                                            -----------               -----------
                                                            -----------               -----------


   The accompanying notes are an integral part of these financial statements.

DoubleClick Inc. 401(k) Plan
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2001

                                                                              2001
Additions:
     Investment income (loss):
         Interest and dividends                                        $    56,281
         Net realized and unrealized depreciation in fair
           value of investments                                         (2,238,401)
                                                                       -----------
              Total investment loss                                     (2,182,120)
                                                                       -----------
     Contributions:
         Employer                                                        2,846,460
         Employee                                                        7,494,253
         Rollover                                                          931,426
                                                                       -----------
              Total contributions                                       11,272,139
                                                                       -----------
         Total additions                                                 9,090,019
                                                                       -----------
Deductions:

     Benefits paid to participants                                       4,023,375
     Administrative expenses                                                 1,650
                                                                       -----------
         Total deductions                                                4,025,025
                                                                       -----------
         Net increase                                                  $ 5,064,994


Net assets available for benefits:

     Beginning of year                                                  14,081,372
                                                                       -----------
     End of year                                                       $19,146,366
                                                                       ===========

   The accompanying notes are an integral part of these financial statements.

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000

   1.    Description of the Plan

         The following description of the DoubleClick Inc. 401(k) Plan (the "Plan") provides only general information. Participants should refer to the 401(k) Plan document for a more complete description of the Plan's provisions.

         General
         The Plan is a defined contribution plan established January 1, 1997, covering eligible employees of DoubleClick Inc. (the "Company"), the Plan's sponsor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan is administered by the Company.

         Participant Accounts
         A separate account is established and maintained for each Plan participant. Contributions are invested in one or more investment options, as directed by the participant. Income earned and net appreciation or depreciation on Plan investments, for a given investment, are allocated in proportion to the participants' account balances in that fund. On a daily basis, a participant may elect to transfer all or a portion of his or her account balance in a given investment to one or more of the Plan's other investments. However, employer contributions in DoubleClick common stock may only be transferred upon termination of employment. Transfers of employee contributions in DoubleClick are subject to blackout periods.

         Contributions
         Plan participants are able to contribute to the Plan up to 20% of their pre-tax earnings. During 2001, the maximum pre-tax contribution allowed by the Internal Revenue Code was $10,500. The Company contributes an amount equal to 50% of the first 6% of a participant's contribution in DoubleClick common stock.

         Vesting
         Participants are fully vested in their contributions and actual earnings thereon. For participants employed by the Company prior to January 1, 2000, contributions by the Company become one-half vested to the participant after one year of service and fully vested after two years of service. For participants employed by the Company after December 31, 1999, contributions by the Company become fully vested after two years of employment. The Plan provides that forfeitures, the unvested portion of Company contributions for terminated participants, will serve to reduce future Company contributions.

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000


         Payment of Benefits
         Upon retirement, disability, death or termination of employment, participants' account balances are distributed to the participants in the form of a lump-sum amount equal to the value of the accounts, or installments over a period not to exceed the lives of the participants and their beneficiaries. Participants are allowed to withdraw certain portions of their vested contributions under circumstances, subject to penalty.

         Participant loans
         Participants may borrow from their accounts a minimum of $1,000 up to a maximum of the lesser of $50,000, or 50% of their vested balances. Loan terms range from one to five years or up to ten years for loans used to purchase a primary residence. Loans are secured by the balances in participants' accounts and the interest rate is determined by prime +1% at the time of the loan. Principal and interest is paid ratably through semi-monthly payroll deductions.

   2.    Summary of Significant Accounting Policies

         Basis of presentation
         The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States.

         Investment valuation
         The Plan's investments in mutual funds are stated at market value based on the latest quoted net asset value per share in an active market. The Plan's investment in DoubleClick common stock is stated at market value as determined by the latest quoted market prices. Participant loans are valued at cost, which approximates fair value.

         Use of Estimates
         The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures at the date of the financial statements and the reported amounts of total additions and deductions in the statement of changes in net assets available for benefits. Actual results could differ from those estimates.

         The Plan invests in mutual funds that hold various securities including U.S. Government securities, corporate debt instruments and corporate stocks. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000


         the amounts reported in the statement of net assets available for benefits and the statement of changes in net assets available for benefits.

         Income recognition
         Dividend and interest income are recorded as earned. Unrealized appreciation or depreciation of investments is accrued.

         Administrative expenses
         The Company pays substantially all expenses, including custodian fees and brokers commissions, incurred in the management and administration of the Plan.

   3.    Investments

         As of December 31, 2001, the plan's investments were as follows:

         Smith Barney Money Market Fund                         $ 1,490,842*
         Dreyfus Basic GNMA Fund                                    130,179
         Dreyfus Premier Core Value Fund                          1,110,573*
         Dreyfus Founders Discovery Fund                          1,147,407*
         Dreyfus Founders Growth Fund                             1,456,542*
         Dreyfus Emerging Markets Fund                              608,885
         Invesco Select Income Fund                                 109,421
         Invesco Telecommunications Fund                            581,049
         Janus Enterprise Fund                                    1,241,684*
         Janus Worldwide Fund                                     2,291,253*
         Neuberger Berman Genesis Trust Fund                        845,759
         Citi S&P 500 Index Fund                                  1,612,188*
         Scudder International Fund                                 843,389
         Stein Roe Intermediate Bond Fund                           300,879
         Credit Suisse Global Fixed Income Fund                     142,856
         DoubleClick Inc. Common Stock                            4,900,098*
                                                                -----------
                                                                $18,813,004
                                                                ===========

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000

   As of December 31, 2000, the Plan's investments were as follows:

         Smith Barney Money Market Fund                          $ 1,758,059*
         Dreyfus Basic GNMA Fund                                      66,689
         Dreyfus Premier Core Value Fund                             601,218
         Dreyfus Founders Discovery Fund                             839,225*
         Dreyfus Founders Growth Fund                              1,032,241*
         Invesco Select Income Fund                                   66,511
         Invesco Telecommunications Fund                             756,073*
         Janus Enterprise Fund                                     1,336,880*
         Janus Worldwide Fund                                      2,404,767*
         Pilgrim Worldwide Emerging Market Fund                      394,206
         Neuberger Berman Genesis Trust Fund                         480,744
         Citi S&P 500 Index Fund                                   1,178,080*
         Scudder International Fund                                  809,632*
         Stein Roe Intermediate Bond Fund                            119,356
         Credit Suisse Global Fixed Income Fund                       76,121
         DoubleClick Inc. Common Stock                             1,690,569*
                                                                 -----------
                                                                 $13,610,371
                                                                 ===========
         *Represents 5% or more of the Plan's net assets

   4.    Nonparticipant-Directed Investments

         Participants at their discretion may invest their contributions in any or all of the sixteen investment fund options offered under the Plan. However, the Employer's contributions to the Plan are automatically invested in the DoubleClick Inc. Common Stock Fund (the "Stock Fund"). As of December 31, 2001 and 2000, the net assets of the Stock Fund were $4,900,098 and $1,690,569, respectively. The components of the changes in net assets relating to the Stock Fund are as follows:

         Year ended December 31, 2001
         Changes in net assets
              Net appreciation                                   $  246,127
              Contributions                                       3,517,716
              Benefit payments                                     (490,451)
              Transfers                                             (63,863)
                                                                 ----------
                                                                 $3,209,529
                                                                 ==========

DoubleClick Inc. 401(k) Plan
Notes to Financial Statements
December 31, 2001 and 2000

   5.    Plan Termination

         While the Company has not expressed an interest to terminate the Plan, it reserves the right to amend or terminate the Plan at any time, subject to the requirements and penalties of ERISA. No such amendment shall have the effect of diverting the whole, or any part, of the assets or income of the Plan for purposes other than for the exclusive benefit of participants and their beneficiaries.

   6.    Change in Trustee

         The Company changed trustees from Citistreet to Prudential Financial, Inc. in December of 2001.

   7.    Tax Status

         The Internal Revenue Service determined and informed the Trustee by a letter dated June 6, 1991, that the prototype Plan is designed in accordance with the applicable sections of the Internal Revenue Code. The plan has not received an individual determination letter in relation to the adoption of the Trustee's prototype plan. However, the Plan administrator believes that the Plan is designed and is currently being operated in a compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

   8.    Nonexempt transactions

         For the year ended December 31, 2001, $897,314 of Plan contributions were not remitted to the Plan within the time frame specified by Department of Labor Regulation 29 CFR 2510.3-102. These contributions were subsequently remitted to the Plan by the Company. Such non-timely remittances are deemed as prohibited transactions by the Department of Labor.

   9.    Related Party Transactions

         Certain Plan investments are shares of mutual funds managed by Citistreet and Salomon Smith Barney. Citistreet, a joint venture between State Street Bank and Salomon Smith Barney, was the trustee as defined by the plan, and therefore, such transactions qualify as party in interest transactions. In addition, one of the investment options of the Plan consists of Common Stock of the Plan sponsor, DoubleClick Inc.

DoubleClick Inc. 401(k) Plan
Schedule H - Item 4i
Schedule of Assets (Held at End of Year)
As of December 31, 2001

                                                                      Schedule I

                                                                                                        Current
Identity of Issue                                 Description of Investment          Cost                Value
-----------------                                 -------------------------          ----               -------
Smith Barney Money Market Fund*                          Mutual Fund                  **             $ 1,490,842
Dreyfus Basic GNMA Fund                                  Mutual Fund                  **                 130,179
Dreyfus Premier Core Value Fund                          Mutual Fund                  **               1,110,573
Dreyfus Founders Discovery Fund                          Mutual Fund                  **               1,147,407
Dreyfus Founders Growth Fund                             Mutual Fund                  **               1,456,542
Dreyfus Emerging Markets Fund                            Mutual Fund                  **                 608,885
Invesco Select Income Fund                               Mutual Fund                  **                 109,421
Invesco Telecommunications Fund                          Mutual Fund                  **                 581,049
Janus Enterprise Fund                                    Mutual Fund                  **               1,241,684
Janus Worldwide Fund                                     Mutual Fund                  **               2,291,253
Neuberger Berman Genesis Trust Fund                      Mutual Fund                  **                 845,759
Citi S&P 500 Index Fund*                                 Mutual Fund                  **               1,612,188
Scudder International Fund                               Mutual Fund                  **                 843,389
Stein Roe Intermediate Bond Fund                         Mutual Fund                  **                 300,879
Credit Suisse Global Fixed Income Fund                   Mutual Fund                  **                 142,856
DoubleClick Inc. Common Stock*                          Common Stock                 ***               4,900,098
                                                                                                     -----------
     Total Investments                                                                               $18,813,004
                                                                                                     ===========
Participant Loans*                                 Interest rate charged
                                                     in 2001: prime +1%

                                                Range of Maturity: 1-5 years                         $   133,782
                                                                                                     ===========

*  Denotes party in interest
** Cost information is not required for participant directed investments and therefore is not included.
***The Plan trustee was unable to provide historical cost information for this nonparticipant directed investment. Disclosure of this information is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

DoubleClick Inc. 401(k) Plan
Schedule of Nonexempt Transactions
For the Year Ended December 31, 2001

                                                                     Schedule II

                                                                     Description of transactions
                                 Relationship to Plan                 Including Maturity Date,                 Current
      Identity of                 Employer, or Other               Rate of Interest, Collateral,                Value
    Party Involved                 Party In Interest                    Par or Maturity Value                 of Asset
    --------------                 -----------------                    ---------------------                 ---------
DoubleClick Inc.                     Plan Sponsor                    Employee contributions not
                                                                    remitted timely to the trust               $455,243*

DoubleClick Inc.                     Plan Sponsor                    Employee contributions not
                                                                    remitted timely to the trust               $442,071*

* These amounts represent the total contributions that were withheld from employees, but not remitted in a timely manner to the trust by the Plan Sponsor.

                                  EXHIBITS

The following Exhibit is being filed with this Annual Report on Form 11-K:

(23) Consents of Experts and Counsel:
     23.1 Consent of PricewaterhouseCoopers LLP

                                 SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, DoubleClick Inc., the administrator of the DoubleClick Inc. 401(k) Plan, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

                                       DOUBLECLICK INC. 401(k) PLAN

                                       /s/ Elizabeth Wang
                                       -----------------------------------------
                                   By: Elizabeth Wang, Esq.
                                       Senior Vice President and General Counsel
                                       DoubleClick Inc.

July 1, 2002